cyren Ltd.

10 Ha-Menofim St., 5th Floor

Herzliya, Israel, 4672561

011–972–9–863–6888

March 29, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Kauten Josh Shainess

Re:	Cyren Ltd.
Registration Statement on Form S-3, as amended (File No. 333-262926)
Request for Acceleration of Effective Date Acceleration Request Requested Date: March 30, 2022 Requested Time: 4:00 p.m. Eastern Time

Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-262926) (as amended to date, the “Registration Statement”) to become effective on March 30, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Blanchard of Cooley LLP, counsel to the Registrant, at (212) 479-6565, or in his absence, Amiti Rothstein at (212) 479-6567.

[Signature page follows]

Very truly yours,

Cyren Ltd.

By:	/s/ Brett Jackson
Brett Jackson
Chief Executive Officer and Director

cc:
Brett Jackson, Cyren Ltd. Brian Dunn, Cyren Ltd.
Eric Blanchard, Cooley LLP Daniel I. Goldberg, Cooley LLP